UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  ____________

QMI SEISMIC INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4

(Address of principal executive offices)

Navchand Jagpal, 1250 West Hastings Street, Vancouver, BC, V6E 2M4,

Tel: (604) 685-2542  Fax (604) 408.9301

(Name, Telephone , E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

19,583,372 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.  ☐  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☐  No

ii

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐  Yes    ☒  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer    ☐  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

☐

International Financial Reporting Standards as issued

☐

Other

☑

By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☐  Yes    ☐  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”

TABLE OF CONTENTS

GLOSSARY OF TERMS		2
NOTE REGARDING FORWARD-LOOKING STATEMENTS		3
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY	11
A.	History and Development of the Company	11
B.	Business Overview	12
C.	Organizational Structure	17
D.	Property, Plants and Equipment	17
ITEM 4A.	UNRESOLVED STAFF COMMENTS	17
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	17
A.	Operating Results	17
B.	Liquidity and Capital Resources	17
C.	Research and Development, Patents and Licenses, Etc.	17
D.	Trend Information	18
E.	Off Balance Sheet Arrangements	18
F.	Tabular Disclosure of Contractual Obligations	18
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	18
A.	Directors and Senior Management	18
B.	Executive Compensation	20
C.	Board Practices	21
D.	Employees	22
E.	Share Ownership	22
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	23
A.1.	Holdings by Major Shareholders	23
A.2.	Canadian Share Ownership	24
A.3.	U.S. Share Ownership	24
A.4.	Control of the Corporation	24
A.5.	Change in Control Arrangements	24
B.	Related Party Transactions	24
C.	Interests of Experts and Counsel	25
ITEM 8.	FINANCIAL INFORMATION	25
A.	Financial Statements and Other Financial Information	25
B.	Significant Changes	25
ITEM 9.	THE OFFER AND LISTING	25
A.	Offer and Listing Details	25
B.	Plan of Distribution	25
C.	Markets	25
D.	Selling Shareholders	26
E.	Dilution	26
F.	Expenses of the Issue	26
ITEM 10.	ADDITIONAL INFORMATION	26
A.	Share Capital	26
B.	Memorandum and Articles of Association	26
C.	Material Contracts	29

GLOSSARY OF TERMS

BCBCA	Business Corporations Act (British Columbia).
Board	Board of Directors of QMI Seismic Inc.
CNSX	Canadian National Stock Exchange (formerly known as CNQ – Canadian Trading and Quotation system Inc.).
Directors	The Directors of QMI Seismic Inc.
Distribution Agreement	Exclusive distribution agreement between RTN and QMI Manufacturing whereby RTN was granted the License, which License was transferred to us as part of the Plan of Arrangement.
GAAP	Generally accepted accounting principles.
License	The exclusive license to market, sell and distribute the Licensed Products in India.
Licensed Products

The three electronic earthquake control monitoring systems licensed by QMI Manufacturing, known as the 2700 Series Seismic Sensor, RF QuakeTM and Watch DogTM, as more particularly described under “Business Overview” herein.

Plan of Arrangement

Plan of Arrangement with RTN whereby we acquired all right, title and interest in and to the License in exchange for the issuance of 17,583,372 common shares to shareholders of RTN, pursuant to an Arrangement Agreement dated November 2, 2009.

QMI Manufacturing	QMI Manufacturing Inc., a private British Columbia company, and the producer of the Licensed Products pursuant to which we acquired the License from RTN.
RTN	RTN Stealth Software Inc., our former parent company (formerly Arris Resources Inc.).

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “predicts”, “potential”, “continue”, “believe” or “intends”, or stating that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Such statements are included, among other places, in this document under the headings “Key Information”, “Information on our company” and “Operating and Financial Review and Prospects.”

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and senior management

The business address for each of the following directors and officers is c/o 1250 West Hastings Street, Vancouver, British Columbia, Canada  V6E 2M4.

Name	Age	Date First Elected or Appointed
Navchand Jagpal (1) President, Chief Executive Officer and Director	41	October 16, 2009
Jamie Lewin Chief Financial Officer and Director	60	October 16, 2009
Sandeep Poonia (1) Director	35	October 16, 2009
Rana Vig (1) Director	45	October 16, 2009

(1)

Member of Audit Committee

Advisers

Our legal counsel is:

Hamilton, Duncan, Armstrong & Stewart Law Corporation

Suite 1450, 13401 – 108th AVenue

Surrey, BC

Canada  V3T 5T3

Our bank is:

Scotiabank

No. 5 & Bridgeport Branch

104 - 11911 Bridgeport Road

Richmond, B.C. V6X 1T5

Auditors

Our auditor is:

ACAL Group

Chartered Accountants

Suite 1850, 1066 West Hastings Street

Vancouver, BC

Canada  V6E 3X2

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

This data has been derived from our audited and unaudited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the period from incorporation on October 16, 2009 to December 31, 2009.

The selected financial and operating information as at December 31, 2009 should be read in conjunction with the audited financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for this period have been extracted from, and are qualified by reference to the audited financial statements included herein at Item 17.

Date of Incorporation (October 16, 2009) to December 31, 2009 $ CDN
Revenues
Canadian GAAP	-
U.S. GAAP	-
Total Assets
Canadian GAAP	1
U.S. GAAP	1

Date of Incorporation (October 16, 2009) to December 31, 2009 $ CDN
Net Assets
Canadian GAAP	1
U.S. GAAP	1
Deficit
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)
Net Income/(Loss)
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)
Share capital
Canadian GAAP	1
U.S. GAAP	1
Weighted average number of shares outstanding[2]	1
Earnings (Loss) Per Share
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)
Cash provided by (used in) operating activities
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)
Investing activities
Canadian GAAP	1
U.S. GAAP	1

Exchange Rates

Canadian Dollars

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth, for the periods indicated, the exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars.  Such rates are the number of United States dollars per one (1) Canadian dollar.

Period
October 16, 2009 to December 31, 2009
Average for Period	1.0560

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	April	March	February	January	December	November
	2010	2010	2010	2010	2009	2009
High for Period	1.0199	1.0421	1.0735	1.0669	1.0713	1.0742
Low for Period	0.9960	1.0110	1.0427	1.0260	1.0400	1.0458

On May 14, 2010, the exchange rate was 1.0343.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to other information and other risk factors set forth elsewhere in this Registration Statement, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.

An investment in our securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  Our directors consider the risks set forth below to be the most significant to potential investors in our company, but not all of the risks associated with an investment in securities of our company.  If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in connection with our business, actually occur, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of our securities could decline and investors may lose all or part of their investment.

No History of Earnings or Dividends

As a newly formed company, we have no history of earnings, and there is no assurance that the License or any other distribution agreement that may be acquired by us will generate earnings, operate profitably or provide a return on investment in the future.  We have no plans to pay dividends for the foreseeable future.

No Operating History

We have no operating history upon which our business can be evaluated.  Our business and prospects must be considered in light of the risk, expenses, and difficulties frequently encountered by companies in the early stage of development.  Such risks include the unpredictable nature of our business, our ability to anticipate and adapt to a dynamic market and the ability to identify, attract, and retain qualified personnel.  There can be no assurance that we will be successful in addressing these risks.

Operating Results

There is no assurance that we will earn profits in the future, or that profitability will be sustained.  The License typically require significant financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue our business development and marketing activities.  If we do not have sufficient capital to fund our operations we may be required to reduce our sales and marketing efforts or forego certain business opportunities.

General and Industry Risks

In the normal course of business, we will be subject to the risks and uncertainties common to the distribution industry, which is by its nature a cyclical business.  These risks include the supply and demand for earthquake sensors and increased operating costs.  Licenses are subject to varying degrees of risk.  These risks may include: (i) changes in general economic conditions such as the availability and cost of financing capital; (ii) changes in local conditions, including oversupply or reduction in demand for earthquake sensors in an area; (iii) changes to government regulations and (iv) competition from others.  In addition, financial difficulties of other distributers may result in distress sales, which may depress the market(s) in which we operate.

Additional Capital Requirements/Ability to Continue as a Going Concern

We will require additional financing in order to make further development investments or take advantage of unanticipated opportunities.  Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as upon our business success.  There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us.  If additional financing is raised by the issuance of shares or other forms of convertible securities from treasury, control of our company may change and shareholders may suffer additional dilution.   If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Securities and Dilution

We plan to focus on the development of the License as well as other distribution territories we may acquire from time to time, and will use our working capital to carry out such activities.  However, we will require additional funds to further such activities.  To obtain such funds, we may sell additional securities including, but not limited to, our common shares or some form of convertible security, the effect of which would result in substantial dilution of the equity interests of the holders of our shares.

There is no assurance that additional funding will be available to us to develop our distribution territory or to acquire additional territories.  There is no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite postponement of the development of the distribution territory that we currently have or may acquire.

Competition

Significant and increasing competition exists for buyers of earthquake sensor units.  With current market conditions, the supply of such units is higher than demand.  A turn-around in the market and increased buyer and credit activity must be present for demand to increase.

Each segment of the distribution business is competitive.  We will compete with investors, and other distributers for the purchase and development of other desirable distribution agreements.  It is our strategy to develop distribution agreements in premier locations in strong markets, although some of our competitors may be better located or better capitalized.  The existence of competition could adversely affect our ability to acquire attractive properties and could have a potential impact upon our revenues and ability to meet our debt obligations.

Conflicts of Interest

In the future, certain of our directors and officers may participate directly or indirectly in other corporations, partnerships or joint ventures, which are our potential competitors.  Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with our interests.  Our directors are required by law, however, to act honestly and in good faith with a view to our best interests and our shareholders and to disclose any personal interest which they may have in any material transaction, which is proposed to be entered into with our company and to abstain from voting as a director for the approval of any such transaction.

Potential Profitability Depends Upon Factors Beyond Our Control

The potential profitability of the License or any other distribution agreement that we may acquire is dependent upon many factors beyond our control.  For instance, sensor unit prices are subject to market conditions and availability of credit and respond to changes in domestic, international, political, social and economic environments.  Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways we cannot predict and are beyond our control, and such fluctuations will impact on profitability and may eliminate profitability altogether.  Additionally, events which cause worldwide economic uncertainty may make raising of funds for development difficult. These changes and events may materially affect our financial performance.

Regulations, Permits, and Compliance

Our current or future operations require permits and approvals from local governmental authorities as well as market research and analysis.  There can be no assurance that any or all permits and approvals or research, which we may require for the License or other projects which we may undertake will be given.

Dependence on Management and Key Personnel

The distribution business involves a substantial degree of risk, which a combination of experience, knowledge, and careful evaluation may not be able to overcome.  Shareholders must rely on the ability, expertise, judgment, direction, and integrity of our management.  Our success will be dependent on the services of a number of key personnel, including our executive officers and other key employees, the loss of any one of whom could have an adverse effect on our operations and business prospects.  Our ongoing success will also depend on our ability to attract and retain highly qualified management.  Failure to hire and retain such personnel could have a material adverse effect.

Supply and Demand

Our performance would be affected by the supply and demand for earthquake sensors in India. Key drivers of demand include earthquake incidence, buildings with elevators, convincing building owners or managers to buy in.  The potential for reduced sales revenue exists in the event that demand diminishes or supply becomes over abundant thereby driving down prices for the License or other distribution agreements we may acquire from time to time.

Development Costs

We may experience loss due to higher prices of labour and consulting fees and costs of materials. We will closely monitor the costs of services and materials and look for long-term commitments for those prices whenever possible. Costs of research, development and building have fluctuated over the past several years, and we intend to pass such additional costs to buyers through higher pricing. Any significant increase that we can’t pass on to buyers may have a negative material impact on QMI and its business operations.

Officers and directors may be indemnified against certain securities liabilities.

The laws of the Province of British Columbia provide that we can indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Business Corporations Act.  Further, we may purchase and maintain insurance on behalf of any such persons whether or not we have the power to indemnify such person against the liability insured.  The foregoing could result in substantial expenditures by us and prevent any recovery from such officers, directors, agents and employees for losses incurred by us as a result of their actions.  We have been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

Our shares are considered penny stocks and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock." Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than U.S.$5.00 per share. Our shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Enforcement of civil liabilities

As Canadian citizens and residents, certain of our directors and officers may not be subject to U.S. legal proceedings, a result of which is that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., our insiders may have defences available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible.  Our management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Recent disruptions in international credit markets and other financial systems and deterioration of global economic conditions

Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities.  Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions worsened in 2008 and are continuing through 2010, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions.  Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit.  These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If these factors continue, our operations could be adversely impacted and the trading price of our common shares may be adversely affected.

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and on favourable terms.  If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the common shares could be adversely affected.

The ongoing global slowdown, especially in India, could continue to negatively impact our ability to sell the products

Our business will be dependent on the health of the Indian economy.  A continued slowdown in the Indian economy or an overall reduction in consumer and business spending could have a material adverse impact on our business and our prospects.  A continuing or future slowdown in the Indian economy may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.

Our business and growth will be impaired if we are unable to hire skilled employees or authorized agents

Our planned activities will require expertise in sales and marketing, technology and other areas. The labor market for skilled employees is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources.  We may not be able to identify, hire and successfully integrate qualified personnel in the future.  Our inability to attract qualified personnel, could impair the growth of our business.

We may be liable to third parties for the products they purchase through our authorized agents

Consumers or our authorized agents may sue us if any of the Licensed Products that are sold are defective, fail to perform properly or injure the user.  Although our agreement with the manufacturer of the products will typically contain provisions intended to limit our exposure to such liability claims, these provisions may not be sufficient to limit all of our liability from such claims.  Product warranties are the responsibility of those who manufacture the products, although our reputation can be adversely affected if a user is not satisfied with a purchase.  Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay significant damages.  Allegations of impropriety, even if unfounded, or poorly functioning products  could damage our reputation, disrupt our ongoing business, distract our management and employees, resulting in or inability to generate revenues and an increase our expenses.

Terrorist attacks and other acts of violence or war involving India could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, results of operations and financial condition

Terrorist attacks, such as the ones that occurred in New Delhi on December 13, 2001, the Mumbai train bombings on July 11, 2006, or the terror attacks in Mumbai on November 26, 2008, as well as other acts of violence or war, including those involving India, may adversely affect Indian and worldwide financial markets. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition.  Travel restrictions as a result of such attacks may have an adverse impact on our ability to operate effectively.  Increased volatility in the financial markets can have an adverse impact on the economies of India and other countries, including economic recession.

If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, upon which the health of which our business depends

Some parts of India have experienced communal disturbances, terrorist attacks and riots during recent years.  If such events recur, the potential market for our Licensed Products may be adversely affected, resulting in a decline in our income.  The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including those between India and Pakistan.  Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir.  The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers.  Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for our products in India.

The market price of our common shares may be subject to wide price fluctuations.

The market price of our common shares may be subject to wide fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, legislative changes and other events and factors outside of our control.  In addition, stock markets from time to time have experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our common shares.

We are unable to predict whether substantial amounts of common shares will be sold in the open market.  Any sales of substantial amounts of common shares in the public market or the perception that such sales might occur, could materially and adversely affect the market price of our common shares.

We may be a Passive Foreign Investment Company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in our common shares that are U.S. taxpayers should be aware that we may be a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If we are or become a PFIC, generally any gain recognized on the sale of our common shares and any .excess distributions. (as specifically defined) paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a .qualified electing fund. (a “QEF”) election with respect to their investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our .net capital gain. and .ordinary earnings, (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  U.S. taxpayers should be aware, however, that there can be no assurance that we will satisfy record keeping requirements under the QEF rules or that we will supply U.S. taxpayers with required information under the QEF rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a .market-to-market election. if we are a PFIC and our common shares are .marketable stock (as specifically defined).  A U.S. taxpayer that makes a market-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in our common shares.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

Our company was incorporated in British Columbia, Canada on October 16, 2009 and on November 2, 2009 we entered into the Plan of Arrangement with RTN, a CNSX listed company, pursuant to which RTN transferred to us its right, title and interest in and to the License for the Licensed Products, in exchange for the issuance of 17,583,372 shares in our common stock to the shareholders of RTN, which shares were distributed to the shareholders of RTN.

Completion of the Plan of Arrangement was subject to the approval of the shareholders of RTN, the Supreme Court of British Columbia, and the CNSX.  The shareholders of RTN approved the Plan of Arrangement on December 8, 2009.  Court approval of the Plan of Arrangement was granted on December 11, 2009.  Closing of the Plan of Arrangement was conditional upon our shares being listed on the CNSX.  We have been trading on the CNSX under the trading symbol “QSS” since April 29, 2010.  CNSX is a stock market designed for trading the equity securities of emerging companies.  Information regarding CNSX can be obtained from their website at www.cnsx.ca.

In connection with the Plan of Arrangement we completed a non-brokered private placement of 2,000,000 units, each unit consisting of one common share and one share purchase warrant, at a price of $0.05 per unit, for aggregate gross proceeds of $100,000.  Each warrant entitles the holder to purchase one common share at an exercise price of $0.07 per share for a period of two years from the date of issuance, being March 30, 2012.  The cash assets raised through the private placement will provide us with the operating capital necessary to undertake research and due diligence studies, for general and administrative expenses, and for general working capital purposes.

Our principal executive office and registered and records office is located at Suite 1250 West Hastings Street, Vancouver, B.C., Canada V6E 2M4.

B.

Business Overview

Our aim is to be a leading provider of early warning seismic devices, which are both hard wired and wireless, in the Indian subcontinent.  Our branded products will target the industrial, commercial and residential markets.  These types of products are prevalent in California and China, where they are used to open doors, control elevators, shut off gas and water and give an early warning signal in advance of seismic waves produced by earthquakes.

The northern part of India is one of the most seismically active regions on the planet and there are numerous other areas in the country which are subject to earthquake activity.  India is in a building cycle, expected to last 25 years.  Building codes recognize that these early warning devices will play a more prominent role in the future.  In addition, consumption of natural gas is expected to continue to increase.

India has been divided into five zones with respect to severity of earthquakes.  Of these, Zone V is seismically the most active where earthquakes of magnitude 8 have and can occur. These zones are based on historical data, which can give a false sense of security.  Occurrence of the damaging earthquake at Latur, falling in Zone I is a typical example of this situation.

The Latur (Killari), Maharashtra, earthquake of September 30, 1993 is the most devastating SCR earthquake in the world. Its epicenter was located in a region considered to be aseismic.  Over 10,000 lives were lost in this earthquake and several villages were destroyed. With a magnitude 6.3 and focal depth less than 10 km, this earthquake is similar to other moderate events in the Australian and Canadian shields.

India’s rising middle class currently numbers approximately 300 million.  Given a family of five this would equate to approximately 60 million middle class households.  The residential products, such as Watch DogTM , which produces a high pitched warning sound as soon as an earthquake is sensed, would be particularly attractive for this sector of the market.

QMI Manufacturing Products

Seismic detection is based on the fact that earthquakes produce two general types of waves to radiate energy through the earth—P waves (for primary) and S waves (for secondary waves). P waves are compression waves that are often too weak to be felt by humans; while S waves are shear waves that are three or more times larger and cause the destruction usually associated with an earthquake.

The semiconductor sensor used in QMI Manufacturing gas detection systems is manufactured by Figaro.  These sensors detect natural gas/propane leakage, and unacceptable carbon monoxide levels.

Current QMI Manufacturing products are now being offered in a wireless configuration as an alternative to having the various system components connected by conventional electrical wiring.

QMI Manufacturing supplies a comprehensive suite of gas, water and seismic safety systems for a variety of commercial, industrial, and residential applications.  Its products are able to take specific safety precautions when pre-established thresholds have been exceeded, and can be applied in industrial, commercial, and residential settings.

QMI Manufacturing product features include:

•

They incorporate active, not passive valve shutoff mechanisms;

•

The proprietary shut-off valve technology employed has proven itself to be reliable under even the most adverse environmental conditions;

•

They are up to 90 percent less expensive than competitors’ offerings;

•

The system can be re-set without utility company intervention following an event requiring gas/water/line shut-down;

•

New safety standards can be implemented rapidly and easily with software commands; and

•

A wireless option eliminates the need for time-consuming and expensive hardwiring of components.

Each QMI Manufacturing system is comprised of the following components: detectors, shutoff valves, a main control unit, and software.

•

Depending upon the purpose of the system, a range of detector/sensor devices are available.  These detectors monitor various safety parameters, such as natural gas, propane and carbon monoxide emissions, water leakage, excessive heat, and sudden movements or declines from the horizontal position of any object to which the sensor is attached.

•

QMI Manufacturing systems include highly reliable shut-off valves, in various sizes, which control the flow of gas and water at the main supply line.  When unacceptable, potentially dangerous environmental conditions are detected by the sensors, the valves automatically shut down the water/gas supply to the facility.

•

The electronic panel accepts inputs from up to ten sensors and generates outputs to shut-off valves, audio alarms and to an LED display mounted on the unit.

•

At the customer’s option, the panel can be interfaced to practically any commercially available building/home security system.  Each unit is powered by a 12V wall adaptor and has an optional battery backup.

•

Proprietary software processes all inputs and outputs, records transaction data in memory for retrieval on the Main Control Unit Panel or for download to external data systems.

Seismic Products

QMI Manufacturing produces over two dozen devices.  We will concentrate our market penetration efforts on the following three Licensed Products.

•

2700 Series Seismic Sensor – for automatic door openers;

•

RF QuakeTM - wireless gas shut-off system; and

•

WatchdogTM – earthquake early warning system for residential use.

2700 Series Seismic Sensor

This industrial, user-friendly system was developed with emergency services in mind.  It detects both vertical and horizontal ground movements and incorporates proven p-wave recognition technology to provide up to two minutes early warning of an earthquake.  When this early warning is detected, the controller will open an emergency services facility’s doors automatically, preventing doors from seizing shut due to earthquake damage.  An external 115dB siren and strobe are provided with the system to alert anyone nearby that an early warning event has occurred.  The Liquid Crystal Display (LCD) provides an easy-to-use and easy-to-understand interface.

The system has eight independent, normally open, relay contact outputs for door control (four to open doors, four to close doors) to control up to four doors.  The door open contacts will activate when an earthquake early warning event is detected.  The door close contacts will automatically activate after 5 minutes.  This timer is adjustable from one minute to twenty minutes.

The system also has two independent, form C relay contact outputs (normally open or normally closed) for seismic alarm.  One set of alarm contacts is latching and will remain in the “activated” position until manually (or remotely) reset.  The other contact is a non-latching contact and will automatically reset when the seismic disturbance is over.

Another set of latching form C relay contact outputs (normally open or normally closed) is provided for trouble or error indication. This contact will activate if an error is detected during a self-diagnostic check. The cause of the trouble condition will be displayed on the LCD.  The relay contact will remain activated until it is manually reset.

RF Quake TM

The RF Quake™ wireless system is designed to shut-off a home’s incoming gas in the event of an earthquake.  Linked to a wireless gas valve, the gas system is automatically turned off when a dangerous earthquake is detected.

The RF Quake™ system is powered by a 9-volt wall adapter with internal battery backup, ensuring that the RF Quake™ will remain on guard even if the power goes out.  When a dangerous earthquake is detected, the RF Quake™ sends a wireless RF signal to the valve, causing it to shut off, preventing potential fires or explosions that could result from burst or damaged gas lines in the building.

WatchdogTM

The Watchdog™ Earthquake Early Warning Alarm detects the primary wave (p-wave) ground motion caused by an earthquake and sounds an alarm before the potentially damaging secondary waves (s-wave) arrive.  This valuable warning time can range from a few seconds to a few minutes depending on the distance from the epicenter and geological conditions in the area.

The Watchdog™ is equipped with a loud (115dB) audible alarm and strobe light.  The loud alarm, coupled with the visual stimulus of a strobe, will even reach people who are hard of hearing.  If an earthquake occurs during the night, the alarm will awaken all but the soundest of sleepers.

Distribution Agreement

Pursuant to an Amendment Agreement dated March 26, 2010 with QMI Manufacturing, all of RTN’s rights to the Distribution Agreement were assigned to us, pursuant to which we now own the exclusive license to distribute the Licensed Products in India.  The term of the agreement is for an initial ten years, which may be automatically renewed on the 10th anniversary for a successive ten year term, to a maximum of seven successive terms.  QMI Manufacturing also gave us an irrevocable license to use the trade name “QMI Seismic”, unless we cease activities under the Distribution Agreement, in which case the license would be revoked and we would be required to change our name.

Our obligations under the License are as follows:

•

Promote the Licensed Products and solicit sales of the electronic earthquake control monitoring systems and related products in India;

•

Furnish engineering services including but not limited to reviewing and evaluating the requirements for the Licensed Products and participating in the selection and designation of the proper products and specifications thereof;

•

Furnish proper technical services to all users located or installed in India, including but not limited to, assistance in connection with the start up, check-out and calibration of the Licensed Products, the diagnosis of user inquiries concerning the Licensed Products and the servicing of deficiencies in, and the performance of warranty obligations on the Licensed Products in the manner specified by QMI Manufacturing;

•

Maintain in India suitable premises, equipment and current technological and promotional literature for the Licensed Products;

•

Employ suitably qualified and technically trained technical engineering and other competent personnel necessary to carry out the duties of a distributor under the License;

•

Maintain a working knowledge and familiarity with the Licensed Products;

•

Keep QMI Manufacturing fully informed of commercial and market conditions within India and of the activities of customers and competitors and regularly covers the trade and industry for purposes of furthering sales of the Licensed Products;

•

Only market QMI Manufacturing products; and

•

Abide by all laws, electrical and plumbing codes, laws and government rules and regulations applicable to the industry.

QMI Manufacturing will provide a one year warranty that the Licensed Products will be free from defects in material workmanship, which warrant does not include any defects caused by improper installation of the Licensed Product.

Marketing Strategy

Our future plans include:

•

Complete a market research project to identify potential candidates to become authorized agents.

•

Set up an office in New Delhi.

•

Hold product demonstration events to which potential candidates will be invited.

•

Sign up and train authorized agents.

•

Support agents by running high level promotional campaigns to create an awareness of the Licensed Products to be distributed.

•

Solicit orders for sales and assign these to authorized agent for installation.

•

Establish a minimum local inventory.

•

Move out east and west from New Delhi and repeat the same process of recruiting agents, promoting the Licensed Products and soliciting orders.

•

After three years, start to move south into the Indian sub-continent by establishing regional centres.

Our immediate future plans are to commence an in-house feasibility study regarding the development of the License. The feasibility study will consider the distributor’s duties and obligations and how to best achieve them.

Our plans for market penetration will take place in two Phases.  Phase I will be concentrated on the north of India and is expected to last approximately three years.  Phase II will then include the rest of India.  Each phase will follow similar procedures.  Authorized agents will be recruited to plus sell their current clients and to install the devices, which we will sell.  We will promote the products in both the commercial/industrial, as well as, the residential markets.

Our primary objective is to support the sale of 1,000 units of each of the three products in year one, double that in year two and triple that in year three.  Sales are projected to increase exponentially following year three, as we move out from our base line in northern India and open up the rest of the country.

This growth strategy will depend on our ability to obtain financing during very difficult credit markets.  We will focus our efforts on the expansion of our northern India footprint between 2010 and 2012.  These efforts will include the expansion of our underlying infrastructure, including inventory solutions, technology, business processes, skilled labour and organizational structure, to support the continued growth of our footprint to the whole of India.

Capital Funding

Our current working capital is approximately $100,000, which includes the $100,000 recently raised pursuant to a non-brokered private placement of 2,000,000 units at a price per share of $0.05 per unit.

In the near future we intend to carry out either a private or public financing in Canada in order to raise approximately $2 million to fund the Phase I penetration of New Delhi and the seismic zone, which stretches across northern India.

We will focus on a direct sales effort, from a home base in New Delhi.  Following a market research program, we will attempt to increase the awareness of local contractors, who currently install seismic devices, elevators or do natural gas hook-ups, to the existence of the Licensed Products in India and recruit as many of them as possible to be authorized installers of our products.

C.

Organizational Structure

We do not have any subsidiaries.

D.

Property, Plants and Equipment

Our principal executive offices and corporate offices are located at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4 and are shared with a number of other companies.  We rent our offices on an informal month-to-month lease.  The shared property provides office space to us for administrative and shareholder relation purposes.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at December 31, 2009, and should be read in conjunction with our audited financial statements and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A reconciliation of our financial statements to U.S. GAAP is set forth in Note 10 of the audited financial statements as of December 31, 2009 included herein at Part IV – Item 17.

A.

Operating Results

As of the year ended December 31, 2009 we had cash assets of $1 and accounts payable and accrued liabilities of $4,000 for a working capital of $(3,999).  Subsequent to the year ended December 31, 2009 and upon completion of the Plan of Arrangement we completed a private placement for $100,000, consisting of 2,000,000 units at a price of $0.05 per unit.  Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one common share at an exercise price of $0.07 per share for a period of two years from the date of issuance.

B.

Liquidity and Capital Resources

The cash assets raised through the $100,000 private placement will provide us with the operating capital necessary to undertake research and due diligence studies, for general and administrative expenses, and for general working capital purposes.

We anticipate that we will operate at a loss for the foreseeable future.  Our management will continue to provide capital through equity financing.

C.

Research and Development, Patents and Licenses, Etc.

No patents are in place for this product.

D.

Trend Information

Global economies, while showing fitful signs of recovery remain a long way from being healthy.  Financial markets continue to deal with the fallout of a crisis in credit markets and are struggling to return to normal in most countries.  Volatile financial market conditions are likely to continue through 2010 as credit and liquidity concerns persist.  We anticipate that global government intervention will continue as the fear of removing support too early will outweigh the concerns of stoking inflation.  This stimulus should improve financial market operations.

As an emerging company with customers to be located in India, we face a number of economic risks and business uncertainties.  Factors such as foreign exchange rates, consumer spending, global earthquake activity, interest rates, business and government investment and spending, the rate of inflation and threats of terrorism affect the business and economic environments in which our customers operate and are largely out of our control.

E.

Off Balance Sheet Arrangements

We do not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long term debt obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Capital (Finance) Lease Obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Operating Lease Obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Purchase Obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Other Long-Term Liabilities reflected on the Balance Sheet under Canadian GAAP	$Nil	$Nil	$Nil	$Nil	$Nil
Total Contractual Obligations & Commitments	$Nil	$Nil	$Nil	$Nil	$Nil

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of our directors and senior officers as at May 24, 2010, their municipalities of residence, their current positions with us and their principal occupations during the past five years.

Name and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held	Age
Navchand Jagpal (1) Surrey, BC, Canada	President, Chief Executive Officer and Director	Since October 16, 2009	41
Jamie Lewin Vancouver, BC, Canada	Chief Financial Officer and Director	Since October 16, 2009	60
Sandeep Poonia (1) Richmond, BC, Canada	Director	Since October 16, 2009	35
Rana Vig (1) Surrey, BC, Canada	Director	Since October 16, 2009	45

(1)

Member of our Audit Committee.

NAVCHAND JAGPAL – President, Chief Executive Officer, Director

Navchand Jagpal is presently the Chief Executive Officer and President of Grand Peak Capital Corp.  Mr. Jagpal has been involved in the real estate development industry since 2000.  He is also the President of Grand Peak Capital Corp., a publicly traded company. Mr. Jagpal was previously the Managing Director of JC Business Alliance Group, Chief Financial Officer and Secretary of American United Gold Corp. and Corporate Secretary of Anderson Gold Corp. It is anticipated that Mr. Jagpal will devote approximately 50% of his time to our affairs.  Mr. Jagpal provides services to QMI as an independent contractor and has not entered into any contractual agreement regarding the services he provides.

JAMIE LEWIN – Chief Financial Officer and Director

Mr. Lewin is a Certified Management Accountant (CMA) and holds an MBA in Financial Management from City University in Bellevue, WA.  He has more than 15 years of experience in accounting and finance and he has been involved with companies on the predecessors to the TSX Venture Exchange (TSX-V), being the former Vancouver Stock Exchange and Alberta Stock Exchange, as well as the TSX-V and the OTCBB.  He is CFO of Grand Peak Capital and Lucky Minerals and, until recently, was CFO at Abenteuer Resources.  He has served on the Boards of two not-for-profit organizations and owns Best Fit Consulting.  Mr. Lewin shall devote such time as is required to properly manage our affairs of the Issuer. He will be an independent contractor, as at the date of this Registration Statement no contractual arrangements have been entered into between Mr. Lewin and our company.

SANDEEP POONIA –Director

Mr. Sandeep Poonia is the Chairman of (YPPC) Yongxing Power Plant Corporation.  He serves as President of InCana Capital Corp., listed on the CNSX.  He is also a director of RTN.  Mr. Poonia is a business consultant with more than 15 years experience in business, management, operations, real estate, and finance.  Mr. Poonia managed private real estate assets with a value exceeding $500,000,000.00.  He has very strong international relations including China.  It is anticipated that Mr. Poonia will devote approximately 20% of his time to our affairs.

RANA VIG- Director

Mr. Vig is a businessman and publisher of the leading magazine in its category. He is active in numerous charitable and community organizations as chair, director or advisor for many.  He has been the VP Corporate Operations of RTN since December 2009.  It is anticipated that Mr. Vig will devote approximately 50% of his time to our affairs.

Directors were elected upon completion of the Plan of Arrangement and serve until our next annual general meeting of shareholders, or until their successors are appointed.

There is no family relationship between the directors and senior officers.  None of our directors or members of senior management was selected pursuant to any arrangement with major shareholders, customers, suppliers or others.

The following table sets our directors and officers who are, or have been within the last five years, directors or officers of other reporting issuers:

Name of Director or Officer	Name of Reporting Issuer	Trading Market	Position	Period
Navchand Jagpal	Grand Peak Capital Corp. Lucky Minerals Inc. EasyMed Services Inc. American United Gold Corp.	TSX.V TSX.V CNSX OTCBB	President, CEO and Director President, CEO and Director CFO CFO and Corporate Secretary	July 2006 – present July 2006 – present May 2009 – Feb 2010 Aug 2004 – Nov 2005
Jamie Lewin	Grand Peak Capital Corp. Lucky Minerals Inc. Abenteuer Resources Corp. Dussault Apparel Inc.	TSX.V TSX.V TSX.V OTCBB	CFO CFO CFO and Director CFO	Feb 2009 – present Apr 2010 – present Aug 2006 – Oct 2009 July 2007 – Apr 2008

Name of Director or Officer	Name of Reporting Issuer	Trading Market	Position	Period
Sandeep Poonia	Ona Energy Corp. RTN Stealth Software Inc. EasyMed Services Inc.	TSX.V CNSX CNSX	President, CEO and Director Director President, CEO and Director	July 2009 - present June 2008 - present Nov 2009 - Feb 2010
Rana Vig	Not applicable

Conflicts of Interest

There are no existing or potential conflicts of interest among our directors, officers or promoters as a result of their outside business interests with the exception that certain of our directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the company and their duties as a director or officer of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity of the company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  We have no specific internal policy governing conflicts of interest.

B.

Executive Compensation

Compensation Discussion and Analysis

The Board determines the executive compensation policy for our executives.  The Board’s objective is to ensure that executive compensation is market competitive, while at the same time reflecting our current state of development and overall financial status.  The Board also seeks to ensure that our executive compensation policy is aligned with the near and long-term interests of our shareholders.  In determining compensation, the Board relies on discussions with our management, and does not utilize any formal performance goals or benchmarks.  The following information is in relation to each of the individuals who acted as the Chief Executive Officer and the Chief Financial Officer or acted in a similar capacity during the period from incorporation on October 16, 2009 to December 31, 2009 and the other three most highly compensated executive officers whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied this criteria but for the fact that the individual was not serving as such an executive officer at the end of the most recently completed financial year (the “Named Executive Officers”). In general, a Named Executive Officer’s compensation may consist of two components:

•

Salary or wages, and

•

Stock option grants.

The objectives and reasons for this system of compensation are generally to allow us to remain competitive compared to our peers in attracting experience personnel.  The salaries are set out on a basis of a review and comparison of salaries paid to executives at similar companies, with an overarching view to our current state of development and overall financial status.

Stock option grants are designed to reward the Named Executive Officers for success on a similar basis at our shareholders, while at the same time reducing the amount of salary and wages we may otherwise need to pay to the Named Executive Officers.

Option Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to our future success and the individual’s ability to influence corporate and business performance.  The purpose of granting such stock options is to assist us in compensating, attracting, retaining and motivating our officers, directors and employees and to closely align the personal interests of such persons to the interests of our shareholders, while at the same time reducing the overall cash compensation that would otherwise be payable to the Named Executive Officers.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Board.  The excise price of the stock options is generally determined by the market price at the time of grant and in accordance with our Stock Option Plan and the rules and policies of the CNSX.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to us during the period from incorporation on October 16, 2009 to December 31, 2009, in respect of the Named Executive Officers.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Period EndedDec. 31	Salary ($)	Share-based awards ($)	Option-based awards (#)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compen-sation ($)	Total Compen-sation ($)
Navchand Jagpal President and CEO	2009	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Jamie Lewin CFO	2009	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil

Outstanding Option-Based Awards

There were no option-based awards outstanding at the end of the most recently completed financial year granted to the Named Executive Officers.

Termination and Change of Control Benefits

We do not have any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination, resignation and retirement, a change in control of our company or a change in a Named Executive Officer’s responsibilities.

Compensation of Directors

We have no arrangements, standard or otherwise, pursuant to which our directors are compensated by us for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Registration Statement.

No compensation was paid and no stock options were granted to our directors for the most recently completed financial year.

C.

Board Practices

Our Board consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires or until he or she resigns.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

We have the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers or any of our associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

The Board has set up an audit committee which consists of Messrs. Sandeep Poonia, Rana Vig and Navchand Jagpal.  The audit committee engages on our behalf the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit.

Two of the three members of our Audit Committee members are considered “independent” as that term is defined in applicable securities legislation.  Navchand Jagpal is not considered independent as he is our President and CEO.

All three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

Relevant Education and Experience

All of the Audit Committee members are senior-level businessmen with extensive experience in financial matters.  Each Audit Committee member has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than our company.

D.

Employees

We do not have any employees working for us at this time.

E.

Share Ownership

The following table sets forth the common share ownership of each of our officers and directors. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares [1]
Navchand Jagpal	Nil	President, CEO and Director	N/A
Jamie Lewin	Nil	CFO and Director	N/A
Sandeep Poonia	Nil	Director	N/A
Rana Vig	Nil	Director	N/A
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (4 persons)	Nil		N/A

Stock Option Plan

In December 2009 we established our Stock Option Plan (the “Plan”), which Plan was approved by the shareholders at the special meeting held on December 8, 2009.  Pursuant to the Plan we are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the CNSX.  As of the date of this registration statement, there were no options outstanding; however, we may in the future grant options to key individuals.

The purpose of the Plan is to provide an incentive to our directors, officers, employees, management companies and consultants to continue their involvement with our company, to increase their efforts on our behalf and to attract new qualified employees, while at the same time reducing the cash compensation we would otherwise have to pay.  The Plan is also intended to assist in aligning management and employee incentives with the interest of our shareholders.

The following is a brief description of the principal terms of the Plan:

Number of Shares Reserved.  The number of common shares which may be issued pursuant to options granted under the Plan shall not exceed 10% of the issued and outstanding common shares at the date of grant.

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board, provided that the exercise price is not less than the price permitted by the CNSX or, if the common shares are no longer listed on the CNSX then such other exchange or quotation system on which the common shares are listed or quoted for trading.

Amendment.  The terms of an option may not be amended once issued under CNSX requirements.  If an option is cancelled prior to the expiry date, we shall not grant new options to the same person until thirty days have elapsed from the date of cancellation.

Vesting.  Vesting, if any, and other terms and conditions relating to such options shall be determined by the Board or the Committee (as hereinafter defined) from time to time and in accordance with CNSX requirements.

Termination.  Any options granted pursuant to the Plan will terminate within ninety days of the option holder ceasing to act as a director, officer, employee, management company or consulting of our company or any of our affiliates, and within thirty days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision or exchange of common shares.

Administration.  The Plan is administered by the Board or, if the Board so elects, by a Committee (the “Committee”), which Committee shall consist of at least two board members, appointed by the Board.

Board Discretion.  The Plan provides that the number of common shares subject to each option, the exercise price, the expiry date, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board or the Committee from time to time in accordance with CNSX requirements.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class [1]
TNB Enterprises Ltd. [2]	Direct	2,100,002 common shares	10.73%
Nuryn Hudani	Direct	2,100,000 common shares	10.72%

(1)

 Based on issued and outstanding share capital of 19,583,372 common shares as at May 24, 2010.

(2)

TNB Enterprises Ltd. is a private British Columbia corporation wholly-owned by Jit Badyal.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at May 24, 2010:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada [1]
105	98	17,837,514	91.08%

(1)

Based on issued and outstanding share capital of 19,583,372 common shares as at May 24, 2010.

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at May 24, 2010:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S. [1]
105	4	645,858	3.30%

(1)

Based on issued and outstanding share capital of 19,583,372 common shares as at May 24, 2010.

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to us following inquiry to all record holders known to us to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts.  United States residents may beneficially own common shares held of record by non-United States residents.

Control of the Corporation

We are a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents.  To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

Change in Control Arrangements

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of our company.

B.

Related Party Transactions

Other than the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, director, or associate or affiliate of an insider, that have occurred during the period from incorporation on October 16, 2009 to December 31, 2009.  There are no debts owing directly or indirectly to us by any director or officer, or by an associate of any director or officer.

Pursuant to the Plan of Arrangement we effectively issued 17,583,372 common shares to shareholders of RTN in exchange for RTN’s interest in the License.  The shareholders of RTN at the time of the Plan of Arrangement continue to collectively own the License, via an altered corporate structure, so there is no substantive change in the beneficial ownership of the License.  Therefore, the transaction was recorded under Canadian GAAP using the historical carrying values of the License in the accounts of RTN.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Attached hereto are our audited financial statements, consisting of balance sheets as at December 31, 2009 and statements of operations, comprehensive loss and deficit and statements of cash flows for the period from incorporation on October 16, 2009 to December 31, 2009, along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.

See Item 17 – “Financial Statements”.

Legal Proceedings

There are no material legal or arbitration proceedings to which we were a party or in respect of which our property is subject.  Our management has no knowledge of any legal proceedings in which we may be involved or that are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of our shares since the date of our incorporation and we are not contemplating that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2009:

•

We commenced trading on the CNSX effective April 29, 2010 and currently trade under the trading symbol “QSS”.

•

On March 30, 2010 we completed a $100,000 private placement of 2,000,000 units at a price of $0.05 per unit. Each unit consists of one common share and one common share purchase warrant, with each warrant the holder to purchase, for a period of two years, one additional common share at an exercise price of $0.07.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

We have been trading on the CNSX under the trading symbol “QSS” since April 29, 2010.  CNSX is a stock market designed for trading the equity securities of emerging companies. Information regarding CNSX can be obtained from their website at www.cnsx.ca.  On May 24, 2010, 19,583,372 common shares were outstanding.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares trade on the CNSX under the trading symbol “QSS”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As of May 24, 2010, we had 19,583,372 common shares issued and outstanding and no preferred shares issued and outstanding.

Pursuant to a Plan of Arrangement between our company and RTN, we acquired RTN’s interest in the License in exchange for the issuance of 17,583,372 common shares to shareholders of RTN.

In April 2010 we completed a private placement of 2,000,000 units at a price of $0.05 per unit, for gross proceeds of $100,000.  Each unit consisted of one common share and one common share purchase warrant, with each warrant being exercisable into one common share at a price of $0.07 per share, exercisable on or before March 30, 2012.

B.

Memorandum and Articles of Association

Securities Register

We maintain at Computershare Trust Company of Canada (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

(a)

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

(b)

the number of securities held by each security holder; and

(c)

the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Registration

We were incorporated in the Province of British Columbia effective October 16, 2009 pursuant to the British Columbia Business Corporations Act (the “Business Corporations Act”) by Certificate of Incorporation filed with the British Columbia Registrar of Companies under incorporation number BC0863961.  There are no restrictions on the type of business which may be carried out by us in our Notice of Articles and ByLaws and our objects and purposes are not set out in our Notice of Articles and ByLaws.

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which we have entered or propose to enter is:

-

liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

-

not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

-

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Remuneration and Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors, if any, will be determined by the directors.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee as such, who is also a director.

Borrowing

If authorized by the directors, we may:

(a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that we consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or any other person and at such discounts or premiums and on such other terms as we consider appropriate;

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

Any bonds, debentures or other debt obligations may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at our general meetings, appointment of directors or otherwise and may by their terms be assignable free from any equities between us and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

Qualification

A director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

The Business Corporations Act states that

(1)

A person must not become or act as a director of a company unless that person is an individual who is qualified to do so.

(2)

An individual is not qualified to become or act as a director of a company if that individual is

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

the court orders otherwise,

(ii)

5 years have elapsed since the last to occur of

(A)

the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,

(B)

the imposition of a fine,

(C)

the conclusion of the term of any imprisonment, and

(D)

the conclusion of the term of any probation imposed, or

(iii)

a pardon was granted or issued under the Criminal Records Act (Canada).

(3)

A director who ceases to be qualified to act as a director of a company must promptly resign.

Description of Securities

Common Shares

We are authorized to issue an unlimited number of common shares without par value of which, as at May 24, 2010, 19,583,372 common shares are issued and outstanding as fully paid and non-assessable.  We are also authorized to issue an unlimited number of preferred shares without par value, of which nil are issued as at May 24, 2010.  At May 24, 2010 there were (i) 2,000,000 share purchase warrants outstanding, each warrant being exercisable to purchase one additional common share in our capital at a price of $0.07 per share until March 30, 2012.  At May 24, 2010 there were no common shares reserved under our stock option plan.

The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act (British Columbia), we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual meeting at such time and place as may be determined by the directors.

Notice of Meetings

We must send notice of the date, time and location of any meeting of shareholders, in the manner provided in our ByLaws, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to our auditor, unless our ByLaws otherwise provide, at least the following number of days before the meeting:

(a)

if and for so long as we are a public company, 21 days;

(b)

otherwise, 10 days.

C.

Material Contracts

During the period from incorporation on October 16, 2009 to December 31, 2009 and subsequent to that date we entered into the following material contracts:

1.

Arrangement Agreement dated November 2, 2009 with RTN Stealth Software Inc., our former parent company, whereby we acquired RTN’s interest in the Distribution Agreement in exchange for the issuance of 17,583,372 common shares to the shareholders of RTN;

2.

Distribution Agreement dated September 28, 2009, between QMI Manufacturing Inc. and Arris Resources Inc. (now known as RTN Stealth Software Inc.) whereby RTN was granted exclusive rights to distribute QMI Manufacturing’s seismic sensor products in India;

3.

Amendment to the Distribution Agreement dated March 26, 2010, with QMI Manufacturing Inc. whereby the rights to the License are assigned to us.

Copies of the material contract may be inspected at our office at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4, during normal business hours.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See “Taxation” below.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.

E.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects our opinion.  The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm’s length with us, are not “financial institutions” as defined in the Income Tax Act (Canada) (the “Tax Act” or “ITA”), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada.

The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance, Canada, the current administrative and assessing policies of the Canada Customs and Revenue Agency, and the provisions of the Canada-U.S. Income Tax Treaty (1980).  It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of our common stock to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with us (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all our issued and outstanding shares), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in our company (25% or more of the shares of any class of our stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by us, only the net amount to the shareholder is remitted.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of our voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from us are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to us (unless we acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by us exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of our company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of our stock.  In the case of a non-resident holder to whom our shares represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980 (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the share while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Repurchase of Common Shares

If we repurchase our common shares from a holder of our common shares (other than a purchase of common shares on the open market in a manner in which shares would be purchased by any member of the public in the open market), the amount paid by us that exceeds the “paid-up capital” of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by us to the holder of our common shares.  The paid-up capital of our common shares may be less than the holder’s cost of its common shares.  The tax treatment of any dividend received by a holder of our common shares has been described above under “Dividends on Our Common Shares.”

A holder of our common shares will also be considered to have disposed of its common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares.  The tax treatment of any capital gain or capital loss has been described above under “Disposition of the Company’s Common Shares.”

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our shares.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by us, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by us.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by us who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by us, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Corporation to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by us are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  To the extent that distributions from us exceed our current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by us may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after September 30, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if we are not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by us generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by us may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from us (unless we qualify as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by us to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by us equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

The Corporation may be a Passive Foreign Investment Company

General Discussion.  It is highly likely that we will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test. This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by us.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by us, then we will continue to be treated as a PFIC with respect to such common shares, even if we cease meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “market-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by us will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if we qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our earnings and profits as of the qualification date.  The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to our company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC.  Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares.  Therefore, if such U.S. Holder reacquires an interest in our company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  We have not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by us while we are a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a

QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by us may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by us.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by us, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by us is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of our gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), we may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of our common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent we do not actually distribute such income.

We do not believe that we currently qualify as a FPHC.  However, there can be no assurance that we will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, we may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gain.

We do not believe that we currently qualify as a FIC.  However, there can be no assurance that we will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (each a “10% Shareholder”), we could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of our company as a CFC would affect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of our “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of our earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the common shares sold or exchanged.

If we are classified as both a PFIC and a CFC, we generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

We do not believe that we currently qualify as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

The FPHC, FIC and CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the FPHC, FIC and CFC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Our auditors for our financial statements for the year ended December 31, 2009 were ACAL Group, Chartered Accountants, of Suite 1850, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada.   Their audit report for the period from incorporation on October 16, 2009 to December 31, 2009 is included with the related financial statements in this Form 20-F Registration Statement with their consent.

H.

Documents on Display

We have filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act with respect to our common shares.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividends arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to our common shares.

ITEM 15.

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.

CODE OF ETHICS

Not applicable.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of our equity securities have been made by or on our behalf or any affiliated purchaser.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are no material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 10 to the financial statements for the period from incorporation on October 16, 2009 to December 31, 2009.

Audited Financial Statements

December 31, 2009

Auditors’ Report dated March 25, 2010

Balance Sheet as at December 31, 2009

Statement of Operations, Comprehensive Loss and Deficit for the period from October 16, 2009 to December 31, 2009

Statement of Cash Flows for the period from October 16, 2009 to December 31, 2009

Notes to Financial Statements for the period from October 16, 2009 to December 31, 2009

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1	Certificate of Incorporation dated October 16, 2009
1.2	By-Laws
4.1	Arrangement Agreement dated November 2, 2009 with RTN
4.2	Distribution Agreement dated September 28, 2009 between Arris Resources Inc. and QMI Manufacturing
4.3	Amendment to Distribution Agreement dated March 26, 2010 between RTN and QMI Manufacturing.
4.4	Stock Option Plan
15.1	Consent of Auditor, ACAL Group, Chartered Accountants, dated May 12, 2010

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QMI SEISMIC INC.

By:     /s/   Navchand Jagpal

Navchand Jagpal

President and Chief Executive Officer

DATED:  May 24, 2010

EXHIBIT INDEX

Exhibit	Description
1.1	Certificate of Incorporation dated October 16, 2009
1.2	By-Laws
4.1	Arrangement Agreement dated November 2, 2009 with RTN
4.2	Distribution Agreement dated September 28, 2009 between Arris Resources Inc. and QMI Manufacturing
4.3	Amendment to Distribution Agreement dated March 26, 2010 between RTN and QMI Manufacturing.
4.4	Stock Option Plan
15.1	Consent of Auditor, ACAL Group, Chartered Accountants, dated May 12, 2010

QMI SEISMIC INC.

Financial Statements

For the period from incorporation on October 16 2009 to December 31, 2009

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

ACAL GROUP

T: 604.683.3850

F: 604.688.8479

CHARTERED ACCOUNTANTS

PCAOB & CPAB REGISTRANT

AUDITORS’ REPORT

To:

the Directors of

QMI Seismic Inc.

We have audited the balance sheet of QMI Seismic Inc. as at December 31, 2009 and the statements of operations, comprehensive loss and deficit and cash flows for the period from incorporation on October 16, 2009 to December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and cash flows for the period from incorporation on October 16, 2009 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

 Signed “ACAL GROUP”

Chartered Accountants

Vancouver, British Columbia

March 25, 2010

AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audit in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated March 25, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

 Signed “ACAL GROUP”

Chartered Accountants

Vancouver, British Columbia

March 25, 2010

QMI SEISMIC INC. Balance Sheet As at December 31, 2009

Assets
Current Assets:
Cash	$1
Total Assets	$1

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$4,000
4,000

Shareholders’ equity:
Capital stock (Note 3)	1
Deficit	(4,000)
(3,999)
Total Liabilities and Shareholders’ Equity	$1

Nature and Continuance of Operations (Note 1)

Commitments (Note 7)

Subsequent Events (Note 9)

On behalf of the Board:

“Sandeep Poonia”	“Navchand Jagpal”
Sandeep Poonia - Director	Navchand Jagpal - Director

The accompanying notes are an integral part of these Financial Statements

QMI SEISMIC INC. Statement of Operations, Comprehensive Loss and Deficit For the period from incorporation on October 16, 2009 to December 31, 2009

From Incorporation on October 16, 2009 to December 31, 2009

Expenses
Professional fees	$4,000
Loss and comprehensive loss for the period	(4,000)

Deficit, beginning of the period	$-
Deficit, end of the period	$(4,000)
Basic and diluted loss per common share	$(4,000)
Weighted average number of common shares outstanding	1

The accompanying notes are an integral part of these Financial Statements

QMI SEISMIC INC. Statement of Cash Flows For the period from incorporation on October 16, 2009 to December 31, 2009

From Incorporation on October 16, 2009 to December 31, 2009

Cash (used in) /provided by:
Operating Activities:
Loss for the period	$(4,000)
Changes in non-cash working capital items
Accounts payable and accrued liabilities	4,000
-

Financing Activity:
Capital stock issued	1

Change in cash	1

Cash, beginning of period	-
Cash, end of period	$1

Cash paid during the period for interest expense	$-
Cash paid during the period for income taxes	$-

The accompanying notes are an integral part of these Financial Statements

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

1.

NATURE AND CONTINUANCE OF OPERATIONS

QMI Seismic Inc. (the “Company”) was incorporated on October 16, 2009 and, pursuant to a Plan of Arrangement between the Company and Arris Resources Inc. (“Arris”) dated November 2, 2009, it will acquire the Distribution Agreement as part of the Arrangement, and will commence operations as a seismic sensor distribution company for all India. As consideration for this asset, the Company will issue 17,583,372 common shares to Arris, which will then be distributed to the current shareholders of Arris pro-rata based on their relative shareholdings of Arris.  The Company’s principal business following the Arrangement will be the development of the Distribution Agreement and it may also acquire additional distribution agreements.  Accordingly, the Company’s financial success may be dependent upon the extent to which it can develop the distribution agreement and the economic viability of developing any such additional agreements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  The Company intends to commence an in-house feasibility study regarding the development of the Distribution Agreement. The feasibility study will consider the distributor’s duties and obligations and how to best achieve them.   The Company is a start-up distribution company and therefore has no regular source of income, other than interest income it may earn on funds invested in short–term deposits. As a result, its ability to conduct operations, including the development of the Distribution Agreement or the evaluation and acquisition of additional distribution agreements, is based on its current cash and its ability to raise funds, primarily from equity sources, and there can be no assurance that the Company will be able to do so. Thus, the Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in business.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods.  Actual results could differ from these estimates.

b.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Future income taxes (continued)

between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

c.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.

d.

Financial instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash as held-for-trading and receivables as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The Company had no "other comprehensive income or loss" transactions during the period ended December 31, 2009, and no opening or closing balances for accumulated other comprehensive income or loss. As a result, these financial statements do not include a statement of Accumulated Other Comprehensive Income.

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

New accounting pronouncements adopted

On January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, ‘Credit Risk and the Fair Value of Financial Assets and Financial Liabilities’ (“EIC 173”), to apply without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements. EIC 173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. For entities that do not apply Section 3855, Financial Instruments, may defer application of this EIC 173 to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2010. The Company adopted EIC 173 from inception of incorporation, which in management’s opinion does not have a material impact on the Company’s financial position or operation.

Goodwill and intangible assets

The Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company adopted these sections from inception of incorporation, which in management’s opinion does not have a material impact on the Company’s financial position or operation.

Financial instruments

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extend of risks arising from financial instruments which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. The Company adopted these standards from inception of incorporation and has included the required disclosure in note 5 of these financial statements.

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

New accounting pronouncements adopted (continued)

Financial instruments (continued)

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance statements users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of elected interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company adopted these standards from inception of incorporation and the adoption of this policy has no significant impact to the Company’s financial statements.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity’s capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management strategy has been included in note 4.

Going-concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern. The Company adopted this standard from inception of operation. Refer to note 1 to these financial statements for disclosure relating to this section.

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Future accounting changes

i. Business combinations, Section 1582:

This Section, which replaces the former Business Combinations, Section 1581, establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier application is permitted, in which case an entity would also early adopt Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests.  This Section will not impact the Company as it presently operates, however the Section will be effective if the Company undertakes a business combination in the future.

ii. Consolidated financial statements, Section 1601:

This Section, which, together with new Section 1602, replaces the former Consolidated Financial Statements, Section 1600, establishes standards for the preparation of consolidated financial statements.

The Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Section 1582, Business Combinations and Section 1602, Non-Controlling Interests. This Section will not impact the Company as it presently operates, however the Section will be effective if the Company undertakes a business combination in the future.

iii. Non-controlling interests:

This new Section establishes standards for accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”.

This Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted, in which case an entity would also early adopt Section 1582, Business Combinations and Section 1601, Consolidated Financial Statements. This Section will not impact the Company as it presently operates, however the Section will be effective if the Company undertakes a business combination in the future.

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Future accounting changes (continued)

iv. International financial reporting standards:

The Canadian Accounting Standards Board (“AcSB”) in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period.

In February 2008, the CICA Accounting Standards Board confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.  The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS on its financial statements.  The Company has not completed development of its IFRS changeover plan, which will include project structure governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 (“First Time Adoption of IFRS”) exemptions. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

g.

Impairment of long-lived assets

Equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Impairment is assessed by comparing the carrying amount of an asset to be held and used with the sum of undiscounted cash flows expected from its use and disposal.  If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis.  Any impairment results in a write-down of the asset and a charge to operations during the year.

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

3.

CAPITAL STOCK

a.

Authorized:

unlimited common shares without par value

unlimited preferred shares without par value

b.

Issued and Outstanding:

	Number of Shares	Amount
Common share issued on incorporation	1	$1
Balance as at December 31, 2009	1	$1

c.

Stock Options:

In pursuant to resolutions for a special meeting together with Arris Resources Inc. on December 8, 2009, the Company received shareholders’ approval to adopt an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with CNSX requirements, grant to directors, officers, employees, management companies  and  consultants to the Company, non-transferable options to purchase common shares.  Included in the Option Plan are provisions that provide that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.  At the discretion of the Board of Directors of the Company, options granted under the Option Plan can have a maximum exercise term of 5 years from the date of grant.  Vesting terms will be determined at the time of grant by the Board of Directors.

As at and during the period ended December 31, 2009, no options were granted or outstanding.

4.

CAPITAL DISCLOSURES

The Company’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company considers the items included in shareholders’ equity, debt financing and cash as capital.  The Company manages the capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debentures, sell assets to settle liabilities or return capital to its shareholders. Cash will consist of cash at a major Canadian chartered bank and is insured by the Canadian Deposit Insurance Corporation (CDIC).  The Company is not subject to any capital requirements imposed by a regulator.

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

5.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and accrued liabilities; the fair values of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Strategic and operational risks are risks that arise if the Company fails to develop the distribution agreement and the economic viability of developing any such additional agreements and/or to raise sufficient equity and/or debt financing in financing the development of such agreements.  These strategic opportunities or threats arise from a range of factors which might include changing economic and political circumstances and regulatory approvals and competitor actions.  The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to discharge an obligation. The Company is subject to normal industry credit risks. The Company’s other receivable balance may consist of amounts outstanding on Input Tax Credits from Canada Revenue Agency. Therefore, the Company believes that there is minimal exposure to credit risk.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.  The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2009, the Company had a cash balance of $1 to settle current liabilities of $4,000.  The Company also intends to complete a private placement for total gross proceeds of $100,000 prior to its listing on CNSX. The Company will use the funds from this private placement for general and administrative expenses and for working capital purposes.  All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Interest risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk.  The Company’s sensitivity to interest rates is currently immaterial.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollar.  Cash and accrued liabilities are denominated in Canadian currency.  Therefore, the Company’s exposure to currency risk is minimal.

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

6.

INCOME TAXES

As at December 31, 2009, the Company has income tax loss carry forwards of approximately $4,000 to reduce future federal and provincial taxable income, which expire in 2029. Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance due to the uncertainty of their realization.

A reconciliation of income taxes at statutory rates is as follows:

2009

Loss for the period	$(4,000)
Expected income tax recovery at statutory rates of 30%	(1,200)
Increase in valuation allowance	1,200
$-

       The components of future income tax assets are as follows:

2009
Future income tax assets
Non-capital losses carried forward and others	$1,200
Less: Valuation allowance	(1,200)
Net future income tax assets	$-

7.

COMMITMENTS

Distribution Agreement

In October 2009, Arris Resources Inc. (“Arris”), the parent company, entered into an exclusive agreement (the "Distribution Agreement") with a British Columbia private company to distribute its seismic sensors in India. The Distribution Agreement allows Arris to distribute three types of products: Seismic Sensor 2700, RF Quake and Watch Dog.  Initial sales projections are 1,000 each of three products in year one, 2,000 each of three products in year two and 3,000 each of three products in year three, with 100% mark-up on the FOB wholesale price.

Plan of Arrangement

The Company entered into an Arrangement Agreement with Arris Resources Inc. (“Arris”), the parent company, dated November 2, 2009 to proceed with a corporate restructuring by way of statutory plan to transfer all of Arris’ interest in the above mentioned Distribution Agreement to distribute seismic sensor products for all India in exchange for 17,583,372 common shares of the Company.  As part of the Arrangement Agreement, all Share Commitments issued by Arris and outstanding as of date of closing would entitle the holders to receive one common share of Arris

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

7.

COMMITMENTS (continued)

Plan of Arrangement (continued)

and one common share of the Company upon exercise of these commitments by the holders. In return, the Company shall entitle to receive its portion of exercise price based on the percentage of fair market value of assets transferred out of fair market value of all of assets of Arris prior to completion of the Arrangement.

As at December 31, 2009, Arris had no stock options outstanding that would be considered as Share Commitments of Arris on completion date. The Arrangement Agreement was registered with the Supreme Court of British Columbia with No. S-098237 on December 11, 2009 and the Company’s application for a Final Order of the Plan of Arrangement was approved pursuant to section 291 (4) of the BCBCA.

8.

RELATED PARTY TRANSACTIONS

a)

The Plan of Arrangement envisions the transfer of an Exclusive Agreement to distribute seismic sensors from their ownership by Arris to ownership by the Company, as a wholly-owned subsidiary, and the immediate distribution of a controlling interest in the common shares of the Company to the current shareholders of Arris. The shareholders of Arris at the time of the Arrangement will continue to collectively own the Distribution Agreement, albeit through an altered corporate structure.  Consequently, given that there will be no substantive change in the beneficial ownership of the Distribution Agreement at the time that they are vended to the Company, the transfer must be recorded under Canadian generally accepted accounting principles using the historical carrying values of the Agreement in the accounts of Arris.

9.

SUBSEQUENT EVENTS

a.

The Company has already had the Distribution Agreement being transferred to the Company from Arris and is in process of applying for its common shares being listed for trading on the Canadian National Stock Exchange (“CNSX”).

b.

The Company intends to complete a private placement and issued a total of 2,000,000 units at a price of $0.05 per unit for gross proceeds of $100,000. Each unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.07.

10.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company’s financial statements have been prepared in accordance with Canadian GAAP. There are no material variations in the accounting principles, practices and methods used in preparing theses financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”). A reconciliation of financial statement line items presented under Canadian and US GAAP is summarized as follows:

QMI SEISMIC INC. Notes to the Financial Statements December 31, 2009

10.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Date of Incorporation (October 16, 2009) to December 31, 2009
$ CDN
Revenues
Canadian GAAP	-
U.S. GAAP	-

Total Assets
Canadian GAAP	1
U.S. GAAP	1

Net Assets
Canadian GAAP	1
U.S. GAAP	1

Deficit
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)

Net Loss
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)

Share capital
Canadian GAAP	1
U.S. GAAP	1

Loss Per Share
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)

Cash used in operating activities
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)

Cash provided by Investing activities
Canadian GAAP	1
U.S. GAAP	1